S.E. Asia Trading Company, Inc.

1545 E. Interstate 30

Rockwall, Texas 75087

(972) 722-3300

December 22, 2004

Mr. Pradip Bhaumik

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

S.E. Asia Trading Company, Inc.

Form SB-1

File No. 333-118898

Dear Mr. Bhaumik:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form SB-1 to Tuesday, December 28, 2004 at 9:30 a.m., eastern standard time, or as soon thereafter as practicable.

In requesting acceleration of the effective date of the pending registration statement, we acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing

•

The Company may not assert staff comments and may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Thomas G. Miller

Thomas G. Miller

President